Exhibit 8.2

[Letterhead of Briggs & Vesleka Co.]

February 22, 2007

The Board of Directors

Partners Bank of Texas

8450 FM 1960 Bypass West

Humble, TX 77338

Re:	Tax Treatment of Acquisitions of Partners Bank of Texas

You have asked our opinion regarding the treatment of the proposed merger of Partners Bank of Texas into Sterling Bank as a Tax – Free Reorganization as proposed in Section 2.5 of THE AGREEMENT AND PLAN OF MERGER (the “Merger Agreement”) dated as of January 24, 2007 by and between STERLING BANCSHARES, INC. (“Sterling”), a Texas corporation and a registered bank holding company under the Bank Holding Company Act of 1956, as amended (the “BHCA”), STERLING BANK, a Texas-chartered banking association and wholly-owned subsidiary of Sterling (“Merger Sub”), and PARTNERS BANK OF TEXAS (“Partners”), a Texas state banking association chartered under the banking laws of the State of Texas (the “Bank”).

For purposes of the opinion below, we have reviewed and relied upon certain statements and representations made by certain officers of Partners Bank, Merger Sub and Sterling as well as statements and representations contained in the Merger Agreement. We have assumed that all statements and representations in the Merger Agreement are true, correct, and complete. We have neither investigated nor verified the statements and representations in the Merger Agreement. Not withstanding the foregoing, we have no reason to believe such statements and representations are not true, correct, and complete in all material aspects.

Section 2.5 of the agreement reads as follows:

Tax–Free Reorganization The parties hereto intend that the Merger Agreement shall constitute a reorganization within the meaning of Section 368 of the Code. The parties hereto adopt this Merger Agreement as a “plan of reorganization” within the meaning of Sections 1.368-2(g) 1 and 1.368-3(a) 2

1 The term “plan of reorganization” has reference to a consummated transaction specifically defined as a reorganization under section 368(a). The term is not to be construed as broadening the definition of “reorganization” as set forth in section 368(a), but is to be taken as limiting the nonrecognition of gain or loss to such exchanges or distributions as are directly a part of the transaction specifically described as a reorganization in section 368(a). Moreover, the transaction, or series of transactions, embraced in a plan of reorganization must not only come within the specific language of section 368(a), but the readjustments involved in the exchanges or distributions effected in the consummation thereof must be undertaken for reasons germane to the continuance of the business of a corporation a party to the reorganization. Section 368(a)

The Board of Directors

Partners Bank of Texas

Re:    Tax Treatment of Acquisitions of Partners Bank of Texas

February 22, 2007

of the Treasury Regulations promulgated thereunder. The parties hereto shall prepare and file or report all necessary tax returns and other documentation, including financial statements, consistent with the treatment of the Merger Agreement as a reorganization with the meaning of Section 368 of the Code.

Analysis: Under the rules of Section 368, a merger may be fully or partially tax-free if certain requirements are met. To the extent stock of the acquiring corporation is issued to shareholders of the target in exchange for their stock, the exchange is generally tax free. If cash or other consideration is also issued, the cash or other consideration generally does not receive tax-free status
(Reg 1.368-2(b) (2). If cash or other consideration is issued, at least fifty percent (50%) of the consideration must be stock or the continuity of interest test will not be met, and the merger will be taxable [Rev Proc 77-37, Reg 1.368-2(b) (2), Reg 1.368-1(e)].

Opinion: It is our opinion that the transaction qualifies as a reorganization within the meaning of Section 368(a) of the Code. To the extent stock in Sterling is received in exchange for stock in Partners, the transaction should be tax free. To the extent cash is received by the shareholders of Partners in exchange for their stock, the transaction will be taxable.

Respectfully yours,

/s/ Briggs & Veselka, Co.
Briggs & Veselka, Co. A Professional Corporation Certified Public Accountants

contemplates genuine corporate reorganizations which are designed to effect a readjustment of continuing interests under modified corporate forms.

2 (a) The plan of reorganization must be adopted by each of the corporations parties thereto; and the adoption must be shown by the acts of its duly constituted responsible officers, and appear upon the official records of the corporation. Each corporation, a party to a reorganization, shall file as a part of its return for its taxable year within which the reorganization occurred a complete statement of all facts pertinent to the nonrecognition of gain or loss in connection with the reorganization, including:

(1) A copy of the plan of reorganization, together with a statement, executed under the penalties of perjury, showing in full the purposes thereof and in detail all transactions incident to, or pursuant to, the plan.

(2) A complete statement of the cost or other basis of all property, including all stock or securities, transferred incident to the plan.

(3) A statement of the amount of stock or securities and other property or money received from the exchange, including a statement of all distributions or other disposition made thereof. The amount of each kind of stock or securities and other property received shall be stated on the basis of the fair market value thereof at the date of the exchange.

(4) A statement of the amount and nature of any liabilities assumed upon the exchange, and the amount and nature of any liabilities to which any of the property acquired in the exchange is subject.